January 16, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (818) 575-4505

Tom A. Vadnais
Chief Executive Officer
ValueClick, Inc.
30699 Russell Ranch Drive, Suite 250
Westlake Village, CA 91362

>   **Re: ValueClick, Inc.**
>   **Definitive Schedule 14A**
>   **Filed April 19, 2007**
>   **File No. 001-31357**

Dear Mr. Vadnais:

We have reviewed your response letter dated November 8, 2007 and have the following comments. Please respond to our comments by January 30, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

2006 Executive Compensation Components, page 11

Performance-Based Cash Incentive Compensation, page 12

1.   We have considered your response to comment six in our letter dated August 21, 2007. Please clarify what the specific targets and threshold levels are and provide a more comprehensive analysis of how disclosure of the performance targets and threshold levels would cause you competitive harm.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel